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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


SPECIAL MEETING DETAILS

EMPLOYEES ENCOURAGED TO VOTE THEIR SHARES PRIOR TO THE MARCH 19 MEETING

With only six business days remaining before HP's special shareowner meeting on March 19, employees are encouraged to sign, date and return their white proxy or voting instruction cards for each of their accounts as soon as possible. Although the HP shareowner meeting relating to the proposed merger with Compaq will be held on that date, it is not necessary for employees or other shareowners to attend the meeting in person in order to vote.

Replacement proxy or voting instruction cards can be obtained by contacting GEORGESON SHAREHOLDER OR INNISFREE M&A INCORPORATED.

[link to Shareowner FAQs, filed by HP with the Securities and Exchange Commission on February 12, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.]

The special meeting will take place March 19 at The Flint Center on the campus of De Anza College in Cupertino, California, beginning at 8:00 a.m. (Pacific time). HP has established an agenda and procedures to provide for a fair meeting, to be held in accordance with applicable legal requirements.

In contrast to the intense media coverage and ongoing mailings to shareowners in recent weeks, the meeting itself is a strictly procedural affair. Attendees of previous HP annual shareowner meetings should expect this special meeting to be centered on legal formalities. Employee shareowners who are interested in hearing about the state of HP's business, the slate of directors and similar matters should consider attending HP's upcoming annual shareowner meeting. HP expects to announce the date of this annual meeting soon.

LIMITED PARKING, HEIGHTENED SECURITY

Employee shareowners who choose to attend the March 19 special meeting are encouraged either to take public transportation or carpool due to limited parking availability. There also will be

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heightened security measures and share-ownership verification procedures, due to the increased precautions taken at public meetings after the events of September 11, 2001.

All attendees should allow ample time for check-in, which begins at 6:30 a.m. Only HP shareowners as of the close of business on January 28, 2002 (and their proxies), will be allowed to attend the meeting -- members of the general public will not be admitted. Photo identification, such as a valid driver's license, will also be required for admittance.

The official count of the vote will not be announced at the meeting and could take several weeks for the Independent Inspector of Elections to complete and certify. As soon as the vote is certified, the result will be publicly announced and posted on [HP's internal web site] and the @hp portal.

Although the official result will not be available on March 19, [HP's internal web site] will provide coverage of the meeting shortly after it is adjourned.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.